Exhibit (a)(1)(D)

Liquidity Partners Trust I
 c/o CFX Direct, LLC
226 West Ojai Ave., #101-512,
Ojai, CA 93023
Attention: InvenTrust Properties Corp. Tender Offer Department
www.cfxtender.com/inventrust
(646) 883-2396

October 30, 2017
RE: Liquidate your InvenTrust Properties Corp. investment today
Dear Investor,
Good news! Liquidity Partners Trust I ("Liquidity Partners") is submitting an offer to purchase your InvenTrust Properties Corp. ("InvenTrust") investment.  Liquidity Partners will pay you $1.55 per Share, which is 4.0% higher than the recent offer made by Mackenzie Capital.
Stop waiting for InvenTrust to decide if or when you will get your money back.  Although the Company estimates their unaudited per-share value to be $3.29, this value has decreased 49.4% during the last three years from $6.50 in 2014. But this offer expires on December 1, 2017, so you must act soon.
Why take advantage of this opportunity today?
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Guarantee your cash now. Sell today and ensure you get your money out from this security.  Although InvenTrust announced that it intends to propose a plan of liquidation, such a plan has not yet been submitted to or approved by shareholders, and might not be completed until 12 months after approval.

•
Sell without broker fees or commissions. Most secondary market sales (which do not necessarily correspond with the Purchase Price) incur fees and commissions of up to 7% of the sale price. With this offer, these fees and commissions are waived.

•	Lower distributions. Distributions paid per share have decreased from $0.06/share during the 6 months ending June 30, 2016 to $0.03/share during the 6 months ending June 30, 2017.
•	Share Repurchase Program Eliminated in 2015. The Company no longer redeems outstanding shares except in the case of a shareholder's death or disability.
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Convenient Online Sales Portal.  Liquidity Partner's platform is online, user-friendly, and the fastest in the business.  No need to obtain a Medallion Signature Guarantee at your local bank or broker.  No need to fill out countless forms by hand. Just verify your identity, review the Offer to Purchase and related Transfer Agreement, and sign via e-signature today. If you act today, you can get your cash now. We will mail your check within three business days after InvenTrust Properties Corp. confirms the transfer. There are no financing contingencies with this offer.

Please carefully read the Offer to Purchase and Transfer Agreement located at www.cfxtender.com/inventrust.  If you prefer to review the documents on paper, or if you have any questions, please email us at tender@cfxtender.com or call us at 646-883-2396.
Sincerely,

 Liquidity Partners Trust I
P.S.  Remember, this offer expires at 5:00 P.M., Eastern Time on December 1, 2017 (unless extended). Do not delay. Go to www.cfxtender.com/inventrust to verify your identity, review the Offer to Purchase and the related Transfer Agreements, and sign via e-signature.   As soon as the Offer expires and per the terms of the Offer to Purchase, we can transfer the Shares and rush you a check.
The Purchaser is offering to purchase up to 2,000,000 Shares at a purchase price of $1.55 per Share, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase and in the related Transfer Agreement, which you should read and are available at www.cfxtender.com/inventrust. You can also write to CFX Direct, LLC, the Tender Service Agent, at 226 West Ojai Ave., #101-512 Ojai, CA 93023, or call 646-883-2396 and request a copy of the Offer. The Purchaser is making this Offer in view of making a profit, so the price offered is below InvenTrust's estimated $3.29 value per Share, but there can be no assurance as to the value of a Share until InvenTrust liquidates. If you tender your Shares, you are giving up any rights to distributions after December 1, 2017 in exchange for the purchase price.
THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN TIME, ON December 1, 2017, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open. Tenders of Shares made pursuant to the Offer are irrevocable, except that Stockholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending to CFX Direct, LLC, the Tender Service Agent for the Offer, a written notice of withdrawal through the Web Portal or at the address for CFX Direct, LLC set forth in the Transfer Agreement. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act, which are incorporated herein by reference. The tender offer documents contain important information which should be read carefully before any decision is made with respect to the Offer.